EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,938	$1,849	$2,367	$1,822	$2,110
Fixed Charges (as below)	1,237	1,254	1,209	1,257	1,136
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(8)	-	-
Total Earnings	$3,171	$3,099	$3,568	$3,079	$3,246

FIXED CHARGES
Interest Expense	$973	$999	$933	$988	$906
Credit for Allowance for Borrowed Funds Used During Construction	67	53	63	69	40
Estimated Interest Element in Lease Rentals	193	198	205	200	190
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	8	-	-
Total Fixed Charges	$1,237	$1,254	$1,209	$1,257	$1,136

Ratio of Earnings to Fixed Charges	2.56	2.47	2.95	2.44	2.85